POINTS INTERNATIONAL LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) of the performance, financial condition and future prospects of Points International Ltd. (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s consolidated financial statements (including the notes thereon) for the quarter ended March 31, 2006 and with the Corporation’s 2005 audited consolidated financial statements. Further information, including Points’ Annual Information Form (“AIF”) for the year ended December 31, 2005, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of May 8, 2006.

Forward-Looking Statements

Some of the statements contained or incorporated by reference in this MD&A, including those relating to Points’ strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,”“plans,”“believes,”“estimates” or similar expressions, are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Points as set forth herein. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in this MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and shareholder value of Points may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the risks and uncertainties discussed herein, the matters set forth under “Risks and Uncertainties” contained in the AIF filed with applicable securities regulators and the factors detailed in Points’ other filings with applicable securities regulators, including the factors detailed in Points’ annual and interim financial statements and the notes thereto. Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

OVERVIEW OF POINTS’ BUSINESS

Core Business - Points Solutions

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of Points.com, a consumer loyalty program management portal, and a suite of Points.com Business Solutions (“PBS”) available to loyalty program operators. The Corporation’s business is primarily conducted over the internet (other than functions such as customer support), allowing its two primary customers (loyalty program operators and loyalty programs’ consumers) to be virtually anywhere in the world.

Points.com

The Corporation’s cornerstone product is the proprietary Points.com Web site. Points.com is an online loyalty program management portal. At Points.com, consumers can Earn, Buy, Gift, Share, Swap and Redeem miles and points with some of the world’s leading loyalty programs and retail partners.

As at March 31, 2006, Points.com had partnered with 31 loyalty program operators including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs; and with an additional 17 gift certificate or retail partners.

The Points.com Web site presents consumers with a personalized view of their loyalty program universe. Through this personalized view, Points.com is able to help consumers release more value from their favourite programs and “Get More Rewards, Faster™”. This is accomplished by adding new mile- and point-management tools, such as ways to join new loyalty programs (“Join”), to purchase (“Buy”, “Gift”), earn (“Earn”), transfer (“Share”) and exchange (“Swap”) miles or points in their favourite programs and to shop (“Redeem”) with the program currencies that they have accumulated. Over time, the system will be driven by a Marketing Enterprise System that will use consumers’ unique reward program information to suggest (“Suggest” or the “Suggestions”) ways to Join, Buy, Earn, Share, Swap and Redeem their loyalty program currencies most effectively.

The Earn, Buy, Share and Redeem functionalities have added new revenue streams to the Points.com business model to complement the Swap functionality.

New Points.com base infrastructure and functionality were phased in over the course of 2005. On February 16, 2006, Suggestions were introduced. Management expects to continue to execute a variety of enhancements to functionality and usability that will allow Points.com to take advantage of experience gained in 2005.

In 2006, the Corporation has three goals for the Points.com Web site. The first is to drive registered users to the site at a reasonable cost. Second, Points is working with consumers to have them share more details about their preferences and behaviours so the Corporation can better serve them. Related to that, the third goal is to attract consumers to the various transaction engines of the Web site. During the first quarter of 2006, Points.com focused its marketing efforts on increasing the number of transactions per registered user.

Points.com will conduct additional testing on subscription pricing/feature set combinations in the first and second quarters of 2006, following a preliminary round of such tests in the third quarter of 2005. As a result of the 2005 testing, Points.com has maintained a $4.95 per month and $49.95 per year pricing structure with a feature set that includes unlimited phone and instant message “Chat” customer service.

In accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3061 and 3062 (GAAP), certain Web site development costs incurred for the Web site application and infrastructure development associated with Points.com have been capitalized. For additional information, see page 16, “General and Administrative Expenses”, page 25, “Property, Plant and Equipment”, and page 31 “Capital Resources - Planned Capital Expenditures”.

Points.com Business Solutions

At March 31, 2006, the Corporation had 88 Points.com Business Solutions products in the marketplace. The PBS products installed include 63 products and 25 Partner Integration add-ons among the six Integrate Partners (see page 11, “Points.com Business Solutions Growth” for more information). Points.com Business Solutions include the following suite of technologies:

Buy and Gift - facilitates the online sale and gift of miles, points and other loyalty program currencies;

Transfer - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts;

Corporate - facilitates the sale of loyalty program currencies to corporate customers;

Elite - facilitates the online sale of elite-tier status to members of loyalty programs;

AirIncentives - facilitates the online sale of several airline loyalty program currencies to third parties that then are able to offer airline miles as incentives to their customers and suppliers;

Systems Design - custom applications developed for select large loyalty program partners; and

Integrate - functions as a common platform to process transactions between third-party loyalty programs in order to simplify and automate a complex and resource-intensive process with a single integration.

SIGNIFICANT BUSINESS DEVELOPMENTS IN 2006 and to the date hereof

1.	Microsoft Points to Join Points.com

Microsoft® Points is a system that enables consumers to store value in their account and then redeem for digital goods or exchange via Points.com. Microsoft Corporation launched Microsoft Points in November 2005 with Xbox Live®, which allows users to purchase premium content from the Xbox Live Marketplace with Microsoft Points.

By joining with Points.com, Microsoft Corp. will be allowing its users to gain access to a broad range of valuable redemption opportunities in areas such as travel and brand-name retail goods.

2.	Expiration of IAC/InterActiveCorp Warrant and Conversion of Debentures

On April 11, 2006, the common share purchase warrant held by an affiliate of IAC/InterActiveCorp which was exercisable to acquire approximately 103 million common shares expired unexercised. As a result, the Corporation’s unsecured convertible debentures and Series One Preferred Share automatically converted into approximately 18.9 million common shares. The net impact is that the Corporation’s fully diluted common shares have been reduced by 36%. In addition, a number of restrictive covenants in favour of IAC/InterActiveCorp have also expired. See the Corporation’s material change report, filed on April 24, 2006 at www.sedar.com, for additional information.

REVENUE RECOGNITION POLICIES

The revenue recognition policies for the suite of Points Solutions are as follows:

Points.com:

•	Swap and Redeem commissions are a percentage of the exchanged value and are recognized as the services are provided under the terms of related contracts.

•	Earn commissions are recognized as the services are provided under the terms of related contracts.

•	Buy and Share revenues from the sale or transfer of loyalty program points are recorded net of costs as the services are provided.

•
Membership dues received in advance of services are recognized over the term of service. Subscription fees are currently $4.95 per month and $49.95 annually. The Corporation will continue to test different subscription rates, which may result in subscription fees that differ from the above pricing.

•	One-time trading fees ($9.95 per trade) were recognized at the time of the trade. On April 10, 2005, one-time trading fees were discontinued and replaced with a one-month subscription fee.

•	Non-refundable partner sign-up fees, for which the Corporation is under no further obligations, are recognized when the program becomes available as a partner on the Points.com Web site.

The Corporation earns revenue from Points.com in three principal ways. First, a commission is earned for certain activities (e.g. Swap, Redeem, Earn, Buy and Share) performed by Points.com members. Points.com charges a commission on all Swap and Redeem transactions, based on the value of the loyalty currency tendered for exchange by the loyalty program member. Through the Swap and Redeem models, the participating loyalty program sets a value on the currency tendered for “sale.” Based on this valuation, a percentage is remitted to Points.com and the remaining balance is used to purchase the currency of another participating loyalty program. A transaction commission is also earned each time a registered user completes an Earn, Buy or Share transaction on Points.com. The actual commission earned will vary based on the affiliate program partner (Earn transactions) and the loyalty program partner (Buy and Share transactions). Second, loyalty program members may elect to pay a subscription fee to become a Points.com Gold Member. The Gold Membership affords Points.com members benefits not available to registered users who have not purchased memberships. Third, Points.com may earn a non-refundable partner sign-up fee when a partner joins Points.com.

Points.com Business Solutions:

The Corporation earns revenue from Points.com Business Solutions in three principal ways. First, revenue is earned through the development and deployment of new contracted Points Solutions and through development efforts related to the amendment of existing solutions. Second, the Corporation is paid a monthly fee to maintain the applications for loyalty partners. Third, the Corporation earns a commission for activity performed on the various products.

•	Revenues from the sale of loyalty program points are recorded net of costs as the services are provided.

•	Hosting and management fees are recognized in the period of service.

•
Non-refundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when the Corporation is satisfied that it has met its obligations under the applicable contract.

•	Technology design, development and maintenance revenues are recorded on a “percentage-of-completion” basis.

KEY BUSINESS DRIVERS

Revenue growth has historically been, and will continue to be, generated by the growth of membership in and use of the suite of Points Solutions.

Growth in the number of individual members using Points.com is driven by three factors that contribute to increased Web site traffic and the ease with which a consumer can join Points.com to conduct transactions. These factors are Web site usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see “Points.com Growth” on page 9 hereof.

Growth in Points.com Business Solutions will occur through the growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see “Points.com Business Solutions Growth” on page 11 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation’s growth prospects. For additional information, see “Growth of Loyalty Program Industry” on page 15 hereof.

RESULTS OF OPERATIONS - REVENUES

Overview

Revenue for the quarter ended March 31, 2006 was $2,839,473, representing an increase of $316,769 (13%) over the quarter ended December 31, 2005 and $261,564 (10%) over the first quarter of 2005. The provision of Points Solutions accounted for greater than 98% of the revenue (interest income accounted for the remaining approximately 2%). Year over year, revenues from operations increased by $233,696 (9%) due to growth in Points Solutions offset by a weakening U.S. dollar (approximately $172,000). Over the fourth quarter of 2005, revenues from operations increased by $435,332 (19%) primarily due to growth in Points Solutions, the seasonal nature of Elite, offset by a weakening U.S. dollar (approximately $36,000). For additional information see “Revenue Growth” on page 8. Interest income decreased by 65% from the fourth quarter of 2005 due to a lower average period cash and short term investments balance and increased by 75% from the first quarter of 2005 primarily due to a larger average period cash and short-term investments balance. See “Other Factors Contributing to Revenue Growth - Interest Income” on page 13 for additional information.

	For the three months ended
Revenues	March 31 2006	Dec. 31 2005	March 31 2005
Points International Operations	$2,774,354	$2,339,022	$2,540,658
Interest income	65,118	183,682	37,251
Total Revenue	$2,839,473	$2,522,704	$2,577,909

A substantial portion of Points’ revenue is generated through the provision of Points.com Business Solutions for loyalty programs by way of fees for technology services and transaction fees or commissions paid to Points by the operators of the loyalty programs.

There are three customers that individually represent greater than 10% of the Corporation’s consolidated revenues. In aggregate, the three customers represent approximately 58% of the Corporation’s consolidated revenues. Four customers individually represented greater than 10% of consolidated revenues in the first quarter of 2005 (64% in aggregate) and two customers individually represented greater than ten percent of consolidated revenues in the fourth quarter of 2005 (37% in aggregate). The customers included in 2006 are included in the first and fourth quarter of 2005. In addition, 76% (first quarter 2005 - 63% and fourth quarter 2005 - 64%) of the Corporation’s deposits are due to these customers.

In the first quarter of 2006, approximately 91% of the Corporation’s revenues were recurring revenues (management considers revenues from monthly management fees, membership fees, transaction fees and interest to be recurring) and 9% were from non-recurring sources (management considers one-time web development and integration fees to be non-recurring). This percentage was slightly lower than the prior quarter and the same quarter of 2005 due to an increase in non-recurring revenues. Non-recurring revenues were higher in the first quarter of 2006 as the Corporation recognized revenue from products that were in development during the quarter. These products will have a positive impact on recurring revenues in the future. Management of the Corporation believes that, in the long term, focusing on growing recurring revenues, which generate revenues for both the partners and Points, is in the best interest of the Corporation.

Revenues	March 31 2006	Dec. 31 2005	March 31 2005
Recurring revenues	$2,591,274	$2,441,557	$2,474,115
Non-recurring revenues	248,198	81,147	103,793
Total Revenue	$2,839,473	$2,522,704	$2,577,909

Management recognizes that the Corporation must achieve profitability through revenue growth and cost management.

Points Solutions’ (comprising Points.com and Points.com Business Solutions) operations are not significantly influenced by seasonality. There is, however, one period of time during the year in which growth slows or declines and one period in which a certain product is active and generates revenue:

•	The Elite product is only available to certain loyalty programs’ consumers from late January to the end of April with most of the activity occurring during February and March.

•
In addition, during July and August, Points Solutions experiences a slight decline in activity as fewer consumers are online purchasing, transferring, Swapping or Redeeming miles. This modest decline has occurred in each of the past two years.

Revenue Growth

Revenue growth has historically been and will continue to be generated by the growth of membership in and use of the suite of Points Solutions products. Growth in product usage will occur from the growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on continuing business development efforts, is optimistic about new revenue sources in future quarters.

Growth in Use of Points Solutions

The suite of Points Solutions experiences revenue growth based on the number of loyalty program partners and consumer members who participate in the various programs. During the first quarter of 2006, one new partner joined Points.com. It is expected that both the American Express Membership Reward Program and the Microsoft Points program will launch on Points.com in the second quarter of 2006. Prior to launch on Points.com, the Corporation has been providing technology services to the American Express Membership Reward Program by providing real-time point transfers with several of their partners. The Corporation has been engaged to begin additional integrations in the upcoming two quarters. In 2006, to the date hereof, the Corporation has, excluding partnerships already announced, one contract signed with a new Points.com partner in a new industry vertical, one new and three existing Points.com Business Solutions partners have entered into additional contracts with Points.com and one partner has signed a letter of intent for the purchase of a new product

Partner Summary - Total Number of Partners(1)	As at
	March 31 2006	Dec. 31 2005	March 31 2005
Number of Partners on Points.com(2)	48	47	42
Number of Partners with Points.com Business Solutions	22	22	21
Cumulative Points Transacted (000,000s)	17,508	15,514	9,966

Notes:
(1)
A “partner”, for the purposes of Points.com, is a loyalty program operator that has agreed to allow its members to join the Points.com portal and engage in one or more types of transactions on the Points.com portal or is a retail business that has agreed to allow purchases to be made on the Points.com portal for certain of its retail products using loyalty program currency. A “partner”, for the purposes of Points.com Business Solutions, is a loyalty program operation that has acquired one or more of the technologies offered from the Points.com Business Solutions suite of technologies and continues to have Points.com operate the product. As at March 31, 2006, December 31, 2005, and March 31, 2005, 14, 14 and 12 operators, respectively, were partners in both Points.com Business Solutions and Points.com.

(2)	On March 31, 2006, Points.com partners included 31 loyalty program operators and 17 gift certificate programs.

Points.com Growth

Currently, the Points.com business model is dependent on the number of registered users acquired per period, the number of registered users completing a Swap, Redeem, Earn, Buy, or Share transaction (referred to herein as “transacting user(s)”), the number of transactions completed per transacting user, and the mix of loyalty program partners available to consumers.

The number of registered users acquired per period is a function of the Corporation’s partner and third-party online marketing activities. In the first quarter of 2006, the Corporation engaged in less third-party online marketing initiatives to focus on testing other components of the Web site and business. As a result, and as expected, the growth of cumulative registered users slowed in the first quarter of 2006 relative to last four quarters. By the end of the second quarter of 2006, the Corporation expects to begin to increase both its third-party online marketing activities and, for the first time, test offline marketing media.

	For the three months ended
Points.com metrics as at	March 31 2006	Dec. 31 2005	March 31 2005
Cumulative registered users(1)	1,181,769	1,082,939	657,712
Growth in cumulative registered users (Q1 2006 vs period)		9%	80%

Note:
(1)	Cumulative registered users consist of the number of registered users at the beginning of the period plus new registered users for the period less users who have deregistered during the period.

The number of transacting users and the number of transactions are driven by two factors:

•	Web site usability and enhancements; and

•	Marketing (merchandising, awareness and brand)

While efforts have been focused primarily on the testing and optimization of Web site performance, stability and reliability, management believes that there have been improvements in Web site usability. Points.com added a number of new features and improved the functionality of the Web site. This functionality incorporates new revenue streams into the Points.com business model by improving consumers’ ability to manage and derive value from their loyalty program universe.  The newest feature incorporated into the Web site is the new Earn section, where consumers can earn miles or points in participating programs, by shopping at 300 retailers, including some of the largest retailers in the world.

Significant marketing efforts were devoted, at the end of the fourth quarter of 2005 and the first half of the first quarter of 2006, to converting registered users into transacting users. These efforts were in two categories: targeted email marketing campaigns and removing the fee required for Swap and Redeem transactions. The latter was achieved in September of 2005 by eliminating the requirement that users pay the Gold Membership subscription fee in order to perform Swap transactions. These efforts will continue in 2006, and have been enhanced by the introduction of a new feature, the Suggestion Engine, to Points.com on February 16, 2006. The Suggestion Engine uses the details of individual users’ balances in their various loyalty program accounts to generate Suggestions: proposed transactions designed to make the best use of the miles or points in a particular account, based on the individual’s goals or objectives for collecting the currencies.

	Q1 2006	Q4 2005	Q1 2005
Percentage change in the number of Points.com transactions (quarter versus prior quarter)	(13%)	122%	(4%)

While unique visits and the resulting absolute number of transactions decreased in the quarter, as expected, the Corporation saw positive results from its efforts to increase the transaction rate (defined as the number of transactions per unique visit). Importantly, the transaction rate improved by 113% versus the fourth quarter of 2005 and was 38% ahead of the Corporation’s expectations for the first quarter. The Corporation will be working to maintain or improve the transaction rate achieved in the first quarter while driving significantly more registered users to Points.com as the year progresses.

Progress has also continued in the expanding and improving of Points.com’s partner mix. The number of loyalty program partners added, and their industry mix, are two important elements in the growth of Points.com as they directly impact the consumer value proposition. Said differently, the more loyalty programs that a consumer participates in that are also Points.com partners, the greater that consumer’s opportunity to maximize the value of his or her collective loyalty programs. The number of partners participating on Points.com has increased by 14% since the first quarter of 2005.  See page 8, “Growth in Use of Points Solutions” for a summary of growth in the number of partners. Management expects to continue to round out the partner industry mix and add new partners in 2006.

Points.com Business Solutions Growth

Each Web site or Web site component created as a part of a Points.com Business Solutions has been designed with the relevant partner’s look and branding. To date, Points has not participated in driving traffic and transactions through its partners’ Web sites in any significant way. However, Points has seen continuous growth in the transactions conducted through these products since each launch and management expects this trend to continue for new and existing Points.com Business Solutions. In addition, Points has recently engaged in discussions with a select group of partners to apply its online marketing and other “best practices” to stimulate increased transaction activity on the partners’ sites (i.e., the sites run and hosted by Points). The initial objective is to increase transaction revenues for select products with select partners by approximately 12% in 2006 by incorporating the Corporation’s subject matter expertise and merchandising experience. The Corporation has begun implementing several initiatives with the aforementioned partners and products.

Points.com Business Solutions metrics as at	March 31 2006	Dec. 31 2005	March 31 2005
Total Unique Partners	22	22	21
Total Points.com Business Solutions(1)	63	63	55

Notes:
(1)	Each Web site or Web site component created and maintained by Points.com is one “Points.com Business Solution.”

Points.com Business Solutions(1) Number of Products as at	March 31 2006	Dec. 31 2005	March 31 2005
Buy	16	16	16
Gift	15	15	15
Transfer	7	7	5
Corporate	12	12	9
Elite	2	2	2
Systems Design	5	5	4
Integrate partners(2)(3)	6	6	4
Total Points.com Business Solutions	63	63	55

Notes:
(1) Includes products sold to new and existing partners.
(2) Each Integrate partner will have third parties integrated into its technology platform.
(3) There are 25 existing partner integration add-ons among the six Integrate partners as at March 31, 2006.

Sources of Revenue Growth

Approximately 98% of the Corporation’s revenue in the first quarter of 2006 (approximately 93% in the fourth quarter of 2005 and 99% in the first quarter of 2005) was generated through its Points Solutions, which have two primary sources for growth: growth and increased use of existing contracted Points Solutions; and the development of new contracted Points Solutions. The remaining 2% of revenues is interest income. The following table indicates the split between existing and new Points Solutions and excludes revenues from interest income.

Percentage of Revenues by Source	March 31 2006	Dec. 31 2005	March 31 2005
Existing Points Solutions (including growth of existing solutions)	89%	93%	96%
New contracted Points Solutions with new and existing partners	11%	7%	4%

Existing Points Solutions

The large majority of existing products that Points operates, including those on behalf of partner loyalty programs, continue to grow through increased consumer awareness, consumer adoption and loyalty program growth. As Points earns transaction fees or commissions on the majority of these products and as the products continue to grow, Points expects to continue to derive significant revenues from its existing products.

Revenue from existing Points Solutions grew by 13% from $2.18 million in the fourth quarter of 2005 to $2.47 in the first quarter of 2006 (i.e., 89% of the total Points Solutions revenue).

New Contracted Points Solutions

Selling additional Points Solutions is an important source of new revenue. New Points Solutions sold to loyalty program partners grow the base of products being managed and therefore the existing revenue base and, in the case of sales to new loyalty program partners, provide an opportunity to place additional Points Solutions with the same partner. Revenues from new Points Solutions during the quarter increased from $98,620 in the first quarter of 2005 and $160,798 in the fourth quarter of 2005, to $305,332. Approximately $248,000 (93%) of the new revenues in the first quarter of 2006 were non-recurring revenues.

Points has grown the number of products placed with partners from 55 to 63 as at March 31, 2006 from March 31, 2005. In addition, 25 third-party integrations have been implemented with the six Integrate partners. Management expects that growth in 2006 will be from a combination of North American and international partners.

Management believes that the suite of Points Solutions is applicable to all large loyalty program partners and will continue to focus business development resources on both sales of new products to current partners and sales to new partners. Management is continuing to focus on expanding the Points.com partnership base in 2006 across various loyalty markets. In particular, Points will continue to focus on contracting reward programs in the financial services, hotel, retail, car rental, and online categories throughout 2006.

Projected revenues for 2006 attributed to the deployment of new Points Solutions are more difficult to project than growth in existing Points Solutions. Future revenue growth is still substantially dependent upon new contracts for the suite of Points Solutions products. While management expects continued business development success, there is no certainty that Points.com will continue its past success at acquiring new contracts with new or existing partners.

Other Factors Contributing to Revenue Growth

In addition to the sources of revenue and growth described above, three other factors contribute to the Corporation’s financial performance: interest income; fluctuations in foreign exchange rates; and the growth of the loyalty program industry.

Interest Income

The Corporation earned interest income of $65,118 for in the first quarter of 2006, compared with $183,682 in the fourth quarter of 2005 and $37,251 in the first quarter of 2005. The increase in interest income year over year is largely a function of increased cash and short-term investments reserves. The increase in cash and short-term investments reserves is a function of both the investment of the cash and short-term investments reserves obtained from the completion of a private placement transaction on April 4, 2005, and growth in deposits. The decrease relative to the fourth quarter of 2005 is a function of lower balance of funds invested in higher yield assets. Management expects the interest income to decline in 2006 as cash and short-term investments continue to be required for operations. The proceeds raised from the private placement transaction have been invested in a combination of short-term liquid assets and short-term bonds. The bond and money market portfolio has a duration of less than two years. Foreign currency continues to be invested in short-term and money market instruments. Points’ short-term investments are valued quarterly at the lower of cost or market value. In the long term, as Points’ business continues to grow, cash and short-term investments reserves and related interest income are also expected to increase, although this growth is not expected to be a material portion of the Corporation’s revenue going forward. Interest rates will continue to influence interest earnings. The Corporation’s bond portfolio is exposed to financial risk arising from the credit quality of the underlying bond issuers. The Corporation seeks to mitigate the credit risk by diversifying its bond holdings and exclusively investing in securities with a credit rating of “A” or higher. A summary of the Corporation’s investments is as follows:

As at March 31, 2006	Yield %(1)	Credit Rating	C$ Denominated		US$ Denominated	Other Denominated	C$ Total(2)
Cash held at bank	0.615%		CAD$(131,603)	US$	12,451,461	€ 1,623,460	$17,598,308
						£ 437,141
						CHF 16,248
Money market securities(3)			—		—
Commercial Paper(3)	4.66%	R1-M - R1-High			2,593,040		3,027,633
Bonds(4)	3.31%	A-AAA			2,144,217		2,503,588
Total			CAD$(131,603)	US$	17,188,718		$23,129,529

Notes:
(1)	Yield as at March 31, 2006.
(2)
C$ Total represents total cash held at bank inclusive of all denominations; C$ Denominated, US$ Denominated and Other Denominated currencies are a subset of the C$ Total and are represented in their local currency amount.

(3)	Money Market Securities and Commercial Paper yields are calculated as the simple average of the portfolio’s yield to maturity.
(4)	Bond yield is calculated as the simple average of the portfolio’s semi-annual yield to maturity.

Foreign Exchange Rates

The translation of the Corporation’s revenues and expenses is, and will continue to be, sensitive to changes in the U.S. / Canadian foreign exchange rates (“FX Rates”). Changes to FX Rates will have greater impact on the Corporation’s revenues than on its expenses as approximately 88% of the Corporation’s revenues are in U.S. dollars and the remaining 12% are split between Canadian dollars, Euros, British Pounds and Swiss Francs. Management expects that the percentage of U.S. dollar revenue will not decrease significantly in 2006. Therefore, if the U.S. dollar continues to depreciate against the Canadian dollar, it will affect the ability and/or timing of the Corporation to become profitable. In the first quarter of 2006, approximately 74% of the Corporation’s general and administration expenses were in Canadian dollars and 26% were U.S. dollar-based. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

The three-month average FX Rate (US$1.0 = C$1.154) used to translate revenues and expenses into Canadian dollars has continued to decline. See “Results of Operations - Revennues, Overview” for the impact of the FX Rate on the Corporation’s revenues and expenses.

U.S. / Canadian FX Rates	March 31 2006	Dec. 31 2005	March 31 2005
Period Start	1.166	1.171	1.205
Period End	1.168	1.166	1.217
Period Average	1.154	1.212	1.232

Growth of the Loyalty Program Industry

The Economist reported on the growing importance of loyalty programs in an article from its May 2, 2002 issue, entitled “Fly me to the moon,” noting that on an annual basis, airlines sold “roughly US$10 billion worth of miles to partners, such as credit card firms.” In another article (entitled “Frequent-flyer economics,” from the same issue), The Economist reported that “frequent flyer miles started as a marketing gimmick, but they have become a lucrative business,” and that “roughly half of all miles are now earned on the ground, not in the air.” In an updated article, dated January 6, 2005, and titled “In Terminal Decline, the dollar has already been toppled as the world’s leading currency.” The Economist reported that, by the end of 2004, “the world-wide stock of unredeemed frequent flyer miles is almost 14 trillion miles [. . .] and the total global stock of frequent flyer miles is worth over US$700 billion.”

Management understands that members of loyalty programs are much more likely to utilize Points.com and the other products from the suite of Points Solutions when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles that an economy-class flight) and by program type (the “cost” of a flight typically starts between 15,000 and 25,000 miles whereas a night in a hotel starts at 5,000 points). Therefore, growth in consumer loyalty program account balances will create demand for Points Solutions. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time, and the number of consumers moving through a loyalty redemption (for example, receiving an award of some type).

Several respected periodicals estimate strong growth in the popularity of and participation in loyalty programs. For example, in addition to The Economist cited above, the “frequent flyer facts” section of the Web site of InsideFlyer magazine (www.webflyer.com), a leading publication for members of frequent traveler programs, writes:

“Loyalty programs grow at a rate of 11% per annum, with over 120 million members worldwide. While there are about 92 frequent flyer/guest programs in the world, American AAdvantage, the largest frequent flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members.” (sic)

RESULTS OF OPERATIONS - GENERAL AND ADMINISTRATION EXPENSES

General and Administration Expenses

General and administration expenses decreased by 2% relative to the first quarter of 2005 and increased by 3% relative to the fourth quarter of 2005. Material changes in expenses will be described in each section below.

	For the three months ended
General and Administration Expenses	March 31, 2006	December 31, 2005	March 31, 2005
Employment Costs(1)	$2,304,011	$1,962,868	$2,474,711
Technology Services(2)	392,002	258,064	326,055
Marketing and Communications	318,014	922,189	390,006
Sales Commission and Related Expenses	166,423	136,454	158,464
Other(3)	709,279	512,968	633,502
Total	$3,889,728	$3,792,543	$3,982,739

Notes:

(1) Wages and employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (Canada Pension Plan and Employment Insurance).
(2) Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.
(3) Other expenses include travel, professional fees, insurance, office rent and expenses and regulatory expenses.

As the Corporation is still in the process of increasing loyalty program participation in and sales of the Points Solutions, significant resources continue to be required. Management has made growing revenues and the underlying business the highest priority while continuing to be diligent about controlling costs and capital expenditures. Management expects that in 2006 the general and administration expenses will be higher than in 2005. This is due to increased expenses relating to marketing and branding, higher sales commissions and the fact that fewer technology related employment costs will be capitalized. The increase will be partially offset by lower capital expenditures.

Points expects that a series of significant marketing and branding programs will continue throughout 2006. The actual expense incurred will be a function of the types of marketing media employed and incentives offered, as well as the timing of the programs’ launches.

Employment Costs

Employment costs decreased by 7% from the first quarter of 2005 and increased by 17% from the fourth quarter of 2005. This increase compared to the fourth quarter of 2005 is primarily the result of payroll taxes, bonus accruals and contractor employment expenses, whereas the increase in employment costs relative to the first quarter of 2005 was bonuses paid offset by lower salaries and contractor costs. Effective January 1, 2004, the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. For stock-based compensation issued to employees, the Corporation recognizes an expense. The Corporation accounts for its grants in accordance with the fair value method of accounting for stock-based compensation. As permitted by this standard, this change in accounting policy had been applied retroactively in 2004 without restatement of the prior years’ financial statements. The amounts charged to expense for costs relating to the first quarter of 2006 are $110,461 compared to $123,356 for the fourth quarter of 2005 and $99,503 for the first quarter of 2005.

	For the three months ended
	March 31, 2006	December 31, 2005	March 31, 2005
Employee Stock Option Expense	$110,461	$123,536	$99,503

As at March 31, 2006, the Corporation had 84 full-time employees (including two contractors replacing employees on temporary leaves of absence) and ten short-term contractors.

Full-Time Headcount(1) by Department	March 31, 2006	December 31, 2005	March 31, 2005
Technology	43	45	44
Finance and Administration	15	15	13
Business Development & Account Management	11	9	5
Marketing and Customer Service	15	16	14
Total(2)	84	85	76

Notes:
(1) Headcount includes active employees and contractors covering a leave of absence for full-time positions within the department.
(2) In addition to the full-time positions employed, the Corporation had ten short-term contractors on staff at March 31, 2006.

Technology Services

Technology services expenses increase in increments based on business growth and product performance. As technology services costs are a function of the number of partners and Points Solutions products, these costs grow as revenue grows. In general, as loyalty program partners and products are added to the infrastructure, leading to an increase in transactional volume, additional servers, processors, bandwidth, memory, etc., are required to provide a secure and robust production environment. The first quarter of 2006 experienced an increase in these costs of 20% versus the first quarter of 2005 and 52% versus the fourth quarter of 2005. The increase over the fourth quarter of 2005 is related to the annual, one-time payment of certain software licensing fees, an increase in the costs of the production environment related to the number of partners and products being supported and for additional production environment testing. Management expects these costs to grow marginally in 2006 with the continued expansion of Points Solutions. Products launched and loyalty program partners acquired are the key drivers of technology services expenses.

Marketing and Communications

Marketing costs in the first quarter of 2006 have decreased by $604,175 (66%) over the fourth quarter of 2005 and decreased by $71,992 (18%) over the first quarter of 2005. As previously described on page 16 “General and Administration Expenses,” the Corporation expects to increase its variable and discretionary marketing expenditures in 2006. The marketing and branding foundation built in 2005 has made it possible to expand audience reach and effectively execute large-scale, multi-channel promotions. Advertising expenditures will continue to be focused on partner media, supplemented with online and offline media. This approach dovetails with business development strategies and is the most cost-effective means to reach Points’ target audience. It is anticipated that marketing and communication expenses could increase substantially if the programs are successful at customer acquisition and retention activity. If the programs do not meet management’s expectations in driving revenue growth, marketing expenses can be eliminated or reallocated in the short term. Management expects that the results of the carefully planned marketing strategy will accelerate Points.com activity.

Sales Commissions and Expenses

Sales commissions and expenses in the first quarter of 2006 have increased by $29,969 (22%) over the fourth quarter of 2005 and increased by $7,959 (5%) over the first quarter of 2005. Sales commissions are primarily related to Points.com Business Solutions and will continue to vary according to partners contracted and growth of existing products. Management expects sales commissions to increase throughout 2006 through growth in existing Points Solutions and new PBS business contracted.

Other Operating Expenses

Other operating expenses include office overhead, travel expenses, and professional fees. Other operating expenses in the first quarter of 2006 increased by $196,311 (38%) over the fourth quarter of 2005 and increased by $75,777 (12%) over the first quarter of 2005. Management expects these expenses in 2006 to grow by approximately $400,000 from 2005 as a result of expenditures related to compliance with the U.S. Sarbanes Oxley Act of 2002.

RESULTS OF OPERATIONS - NON-CASH EXPENSES

Forward-looking statements contained in this section with respect to future expenses of the Corporation are not guarantees of such future expenses and involve certain risks and uncertainties that are difficult to predict. Any changes in the Corporation’s amortizing assets will subsequently change the Corporation’s amortization expense.

Amortization Expenses

The Corporation recorded amortization expenses of $755,654 in the first quarter of 2006 compared to $882,920 in the fourth quarter of 2005 and $688,898 in the first quarter of 2005. The differences were attributed to the charges outlined in the following table:

	For the three months ended
Amortization Expense	March 31 2006	Dec. 31 2005	March 31 2005
Deferred Costs	$132,925	$132,925	$132,925
Intangible Assets	226,696	226,696	271,122
Property, Plant and Equipment	396,033	523,299	284,851
Total	$755,654	$882,920	$688,898

Amortization of Deferred Costs

	For the three months ended
Deferred Costs	March 31 2006	Dec. 31 2005	March 31 2005
Amortization	$132,925	$132,925	$132,925

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. Points has incurred deferred costs in connection with the following financial transactions:

a.
The Corporation reports deferred financing charges in connection with the Series Two Preferred Share as this financial instrument is also classified as debt. The Series Two Preferred Share has 28 amortization quarters remaining.

b.
In consideration of the value to the Corporation of the Alignment Agreement with American Airlines, the Corporation issued 2,196,635 Common Shares to American Airlines valued at $2,240,568. The value of the Common Shares issued has been recorded under deferred costs and will be amortized over a five-year period. There are 10 amortization quarters remaining.

c.
Selected Points.com Business Solution technology costs incurred ($123,390) have been deferred over the expected lifetime of certain partner relationships. The two relationships have 3 and 4 amortization quarters remaining.

Amortization of Intangible Assets

The excess of the cost over the value attributed to the underlying net assets of the shares of Points.com (the acquired technology of Points.com) acquired in 2002 is amortized on a straight-line basis, over a period of three years. The amortization of these intangible assets related was completed during the first quarter of 2005 and as a result, amortization expense has decreased relative to the first quarter 2005. The amortization expense of intangible assets is related to the intangible assets (i.e., partner contracts) acquired through the MilePoint Acquisition (defined on page 30 “Commitments Related to MilePoint Acquisition”) which started in the second quarter of 2004. Goodwill related to the acquisition is not amortized. If the assets are deemed to have become impaired, the goodwill will be written off in the appropriate period.

	For the three months ended
Intangible Assets	March 31 2006	Dec. 31 2005	March 31 2005
Amortization	$226,696	$226,696	$271,122

Amortization of Property, Plant and Equipment

The increase in amortization expense reflects purchased assets that have been capitalized and the amortizations periods have begun. The increase in amortization of Property, Plant and Equipment includes the capitalization of Web site development costs incurred in the Web site application and infrastructure development associated with Points.com and other applicable technology development, computer hardware, software and leasehold improvements.

	For the three months ended
Property, Plant and Equipment	March 31 2006	Dec. 31 2005	March 31 2005
Amortization	$396,033	$523,299	$284,851

Other Non-Cash Expenses

Foreign Exchange Loss (Gain)

	For the three months ended
Foreign Exchange Loss (Gain)	March 31 2006	Dec. 31 2005	March 31 2005
Unrealized foreign exchange loss (gain)	$(31,952)	$(6,509)	$(15,040)
Realized foreign exchange loss (gain)	19,488	76,730	37,940
Total	$(12,464)	$70,220	$22,900

Prior to 2005, the Corporation accounted for the foreign exchange gain (loss) in “Other Operating Expenses.” The foreign exchange gain (loss) arises from re-valuing certain balance sheet accounts (e.g., U.S. dollar denominated cash and short-term investments and U.S. dollar denominated deposits). Each quarter, certain balance sheet accounts are re-valued in accordance with the period-ending FX Rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the foreign exchange gain or loss from one period to the next. In general and strictly relating to the foreign exchange gain (loss) of revaluing certain balance sheet accounts, a strengthening U.S. dollar will lead to a foreign exchange gain while a weakening U.S. dollar will lead to a foreign exchange loss.

Management believes that the non-cash foreign exchange gain (loss) makes the Corporation’s business performance more difficult to discern and has therefore moved the non-cash charge (or gain in some periods) below the earnings (loss) before interest, amortizations and other deductions (“EBITDA”) (defined below on Page 23, “Liquidity - EBITDA”).

Interest on Convertible Debentures

On April 12, 2006, Point’s 8% Unsecured Convertible Debentures automatically converted into approximately 18.9 million common shares. As a result, accrued interest on the principal amount of the Debentures ceases to be payable. See “IAC/InterActiveCorp Investment” on page 23 hereof for additional information.

Interest on Debenture	2008	2007	2006	2005	2004	2003	2002	2001
Accrued Interest ($000s)	nil	nil	195	778	884	854	660	522
Debenture Value ($000s)	nil	nil	9,894	9,699	8,920	8,036	7,183	6,522

Interest had accrued on the Convertible Debentures from March 15, 2001, the original issue date, to April 3, 2005, and compounded on an annual basis on the day immediately prior to each anniversary at 11%. Effective March 15, 2005, until April 11, 2006, interest on the outstanding principal amount of the Debenture accrued at 8% per annum.

Interest on the Series Two and Series Four Preferred Shares

Interest on Preferred Shares	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Series Two Preferred Accrued Interest ($000s)	244	868	868	868	868	868	868	868	868	868	624
Series Two Preferred Share Value ($000,000s)	21.1	20.8	19.9	19.1	18.2	17.3	16.5	15.6	14.7	13.9	13.0
Series Four Preferred Accrued Interest ($000s)	60	242	242	242	242	242	242	242	181	nil	nil
Series Four Preferred Share Value ($000,000s)	5.4	5.3	5.1	4.8	4.6	4.4	4.1	3.9	3.6	nil	nil

RESULTS OF OPERATIONS - EARNINGS AND SHAREHOLDERS’ EQUITY

Loss

The Corporation reported a net loss of $2,251,212 for the first quarter of 2006, compared with a net loss of $2,852,022 for the fourth quarter of 2005 and a net loss of $2,568,215 for the first quarter of 2005.

Shareholders’ Equity

The deficit in shareholders’ equity increased from $6,186,307 at December 31, 2005 to negative $8,307,858 at March 31, 2006. The increase was a result of the net loss for the period of $2,251,212.

Loss Per Share

The Corporation’s loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 93,722,119 shares at March 31, 2006, compared with 88,093,523 shares at December 31, 2005 and 71,561,017 shares at March 31, 2005.

The Corporation reported a net loss of $0.02 per share for the quarter ending March 31, 2006, compared with a net loss of $0.04 per share for the quarter ending March 31, 2005 and $0.03 per share for the quarter ending December 31, 2005. For the comparable periods, the impact on the loss per share of the fully diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis). Therefore, in accordance with GAAP, fully diluted loss per share is not provided. The fully diluted calculation would have otherwise included Common Shares underlying outstanding securities, such as options, warrants and preferred shares convertible or exercisable to acquire Common Shares.

LIQUIDITY

Overview of Liquidity

Management views liquidity as the Corporation’s ability to generate sufficient cash (or short-term investments) to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation’s current liquidity. Balance sheet indicators of liquidity include cash and short-term investments, accounts receivable and accounts payable. EBITDA is seen by management as a key indicator of the change in the liquidity of Points’ operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Points.com Business Solutions and to Points.com, revenues are expected to grow, resulting in increased liquidity.

EBITDA

Management recognizes that the earnings (loss) before interest, amortizations and other deductions, hereafter referred to by management as EBITDA, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation’s cash burn or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (depreciation and amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. The basis for determining employee bonuses is based on achieving an EBITDA target determined by the Board of Directors.

For the quarter ending March 31, 2006, the Corporation’s EBITDA was ($1,050,256). This compares with EBITDA of ($1,404,830) for the quarter ending March 31, 2005 and ($1,269,839) for the fourth quarter of 2005. See “Selected Financial Results and Highlights,” page 34 of this MD&A and the Corporation’s “Consolidated Statements of Operations,” page 4 of the consolidated audited financial statements for a reconciliation from EBITDA (earnings (loss) before interest, amortizations and other deductions) to net loss.

IAC/InterActiveCorp Investment

The following is a general summary of the terms of two investments in the Corporation by IAC/InterActiveCorp (“IAC”), through its affiliate Points Investments, Inc. Comprehensive disclosure of these investments is set out in Points’ Material Change Reports dated March 21, 2003 and April 5, 2005, which are incorporated by reference herein. See also “Commitments Related to the Terms of Certain Financing Arrangements” on page 28 below.

In the 2003 investment, Points issued one Series Two Preferred Share and Common Share purchase warrants (the “Warrant”) for aggregate cash consideration of $12.4 million and $2.7 million, respectively. As at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 19,999,105 Common Shares.

On April 11, 2006, the IAC/InterActiveCorp Warrant, which was exercisable to acquire up to 102,983,837 common shares, expired unexercised. As a result, a number of restrictive covenants in favour of IAC/InterActiveCorp granted pursuant to an investor’s rights agreement expired, including various approval and pre-emptive rights in connection with the issuance of securities and matching rights in connection with possible change of control transactions. Comprehensive disclosure of the Warrant expiry is set out in Points’ Material Change Report dated April 24, 2006, which is incorporated by reference herein.

In the 2005 investment, Points issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611. As at the date hereof, the Series Four Preferred Share is convertible, for no additional consideration, into 4,504,069 Common Shares.

Each of the Series Two Preferred Share and the Series Four Preferred Share contains anti-dilution protection provisions.

Cash and Cash Equivalents, Short-Term Investments and Current Assets

The Corporation had cash and short-term investments of $23,129,529 at March 31, 2006, compared to $22,332,025 at December 31, 2005 and $19,654,600 at March 31, 2005.

As at	March 31 2006	Dec. 31 2005	March 31 2005
Cash and Short-Term Investments	$23,129,529	$22,332,025	$19,654,600
Accounts Receivable	2,581,245	2,739,224	1,609,279
Prepaids and Sundry Assets	2,076,929	1,893,605	1,352,473
Total Current Assets	$27,787,703	$26,964,854	$22,616,352

Cash and cash equivalents, and short-term investments increased by $797,504 from December 31, 2005. The primary reason for the increase in cash and short-term investments is the growth in the Corporation’s deposits. See page 26 “Current Liabilities” for the growth in cash and short-term investments attributed to deposits. See also page 23 “IAC/InterActiveCorp Investment” for the impact of the issuance of the Series Four Preferred Share on the Corporation’s March 31, 2005 cash and short-term investments position and Note 10 of the Corporation’s audited consolidated financial statements for the impact of the changes directly attributable to the issuance of Common Shares in the private placement transaction.

Cash from Exercise of Certain Warrants and Options

Certain “in-the-money” warrants and options are currently due to expire within 12 months from the date of this MD&A. Assuming that the market price of the Common Shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities would increase cash by approximately $514,530. Assuming the exercise in full of these securities, issued and outstanding Common Shares would increase by 1,228,500 shares.

Securities with Near-Term Expiry Dates - Outstanding Amounts as at March 31, 2006

Security Type	Expiry Date	Number	Strike Price	Proceeds
Points International Ltd. Options	2/8/2007	480,000	0.27	$129,600
Points International Ltd. Options	2/21/2007	105,000	0.25	26,250
Points International Ltd. Options	5/7/2006	637,500	0.56	357,000
Points International Ltd. Options	4/5/2007	6,000	0.28	1,680
Total		1,228,500		$514,530
Subsequent to quarter end, and as at May 8, 2006, the following securities have been exercised or expired:

Security Type	Date	Number	Strike Price	Proceeds
Points International Ltd. Options - exercised	4/3/2006	5,000	0.22	1,100
Points.com options - exercised	4/6/2006	30,046	0.022	660
Points International Ltd. Options - exercised	4/27/2006	637,500	0.56	357,000
Warrants - expired	4/11/2006	102,983,837	0.93	—

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with growth in revenues; however there is some variability in this trend. Management deems the risk of bad debts to be nominal based on the structure and nature of the Corporation’s business and the corresponding cash flows.

Ability to Fund Future Growth

In the first quarter of 2006, the Corporation had cash flows provided by (used in) operating activities of $1,520,812 after changes in non-cash balances related to operations. Management expects that the private placement and debenture transactions completed on April 4, 2005 may afford the Corporation the time to build the business and the revenues through to profitability. However, the Corporation is currently not generating an operating profit (revenues minus general and administration expenses) and has never had a profitable quarter in its operating history.

Property, Plant and Equipment

The Corporation reported a decrease in property, plant and equipment in the first quarter of 2006 primarily due to amortization exceeding the additions during the quarter. The additions of $389,605 include capitalized employment costs for Points.com and costs related to the development of other PBS products during the quarter. See “Capital Resources - Planned Capital Expenditures” on page 31 for additional information. Management continues to make controlling the Corporation’s technology costs a priority.

Additional capitalized development costs associated with the Points.com technology will increase property, plant and equipment and the corresponding amortization in 2006 and beyond.

As at	March 31 2006	Dec. 31 2005	March 31 2005
Furniture and equipment	$258,237	$259,723	$290,134
Computer equipment	305,811	281,438	307,543
Software	702,189	699,684	557,799
Technology Development Costs	1,931,051	1,932,523	1,480,427
Leasehold improvements	403,124	433,472	482,460
Total Plant, Property and Equipment	$3,600,412	$3,606,840	$3,118,364

Goodwill

The MilePoint Acquisition resulted in $3,780,166 allocated to amortizing intangible assets and $4,800,722 ($4,600,722 from goodwill and $200,000 for other costs) to goodwill. In accordance with CICA Handbook Section 3062, goodwill will not be written off unless it is deemed to have become impaired. Management tested the acquisition goodwill for impairment at December 31, 2005, and the acquisition goodwill was deemed not to be impaired. In accordance with GAAP, management will continue to test the acquisition goodwill on an annual basis.

In the first quarter of 2005, $306,138 relating to incremental transition services and additional direct costs related to the MilePoint Acquisition were incurred and charged to goodwill. No costs have been incurred in 2006. Management does not expect to incur any additional material expenses related to the MilePoint Acquisition.

Current Liabilities

Current liabilities at March 31, 2006 were $20,690,521 compared with $18,518,791 at December 31, 2005 and $20,269,308 at March 31, 2005. The increase compared to the first and fourth quarter of 2005 is primarily related to an increase in partner deposits that resulted from the growth of certain Points.com Business Solutions products (see page 6, “Results of Operations - Revenues, Overview” for additional information).

Through arrangements with partner loyalty programs such as those for Buy and Corporate solutions, Points processes transactions involving the online sale of loyalty currencies and collects the funds on behalf of the loyalty program partner. Gross proceeds received on the sale of loyalty program points, net of the commissions earned, are included in deposits until remitted. The level of deposits is influenced by partner activity and trends in the overall loyalty industry. As activity increases, the Corporation’s deposits increase. The Corporation expects deposits to increase as it experiences growth with existing partners and establishes new partner relationships. The customers that represented greater than 10% of consolidated revenues in the first quarter of 2006 represented 76% of the Corporation’s deposits (first quarter 2005 - 63% and fourth quarter 2005 - 64%).

Current Liabilities as at	March 31 2006	Dec. 31 2005	March 31 2005
Accounts payable and accrued liabilities	$1,486,755	$2,284,257	$1,694,133
Deposits	19,170,252	15,810,853	17,776,537
Current portion of loan payable	33,515	33,515	33,515
Current portion of acquisition loan payable	—	390,166	765,123
Total Current Liabilities	$20,690,521	$18,518,791	$20,269,308

In each period, the accounts payable and accrued liabilities account includes an accrual for projected employee bonuses to be paid in March of the following year, and other accrued charges. The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

Working Capital

Working capital (defined as current assets minus current liabilities) has decreased from $8,446,063 at December 31, 2005 to $7,097,182 at March 31, 2006. The significant changes are related to the cash spent in funding the operating loss and capital expenditures in the quarter. See pages 24 through 27 for additional information regarding the Corporation’s current assets and current liabilities. As the Corporation continues to build additional technology and increase its marketing and promotion of Points.com, it is highly likely that working capital will decline in 2006 until the end of the third quarter. Management expects that, through the growth of its products, working capital will begin to improve in the fourth quarter of 2006. See page 10 of the Corporation’s Annual Information Form, “Risk Factors,” for additional information.

Long-Term Liabilities and Commitments

Future Obligations (000,000s)	Payments due by period (aggregate amount for multi-periods)
	Total(1)	5 Years or Greater	4-5 Years (2010 to 2011)	1-3 Years (2007 to 2009)	1 Year (2006)
Long-Term Debt(2) (non-cash expense until repayment)	$—	$—	$—	$—	$—
Series Two Preferred Share (non-cash expense until repayment)	21.08	15.86	1.74	2.61	0.87
Series Four Preferred Share (3) (non-cash expense until repayment)	5.39	3.95	0.48	0.72	0.24
Loan Payable	0.07	—	0.01	0.03	0.03
Operating Leases(4)	2.24	—	0.20	1.25	0.79
Partner Purchase Commitments(5)	2.76	—	—	1.51	1.25
MilePoint Acquisition(6)	0.40	—	—	—	0.40
Total Contractual Obligations	$31.94	$19.81	$2.43	$6.12	3.58

Notes:

(1)	Represents the aggregate amount for the full duration of the contractual obligations (including year’s post 2009 and prior to 2005).
(2)
On April 12, 2006, the Convertible Debentures automatically converted to equity (See below, “Commitments Related to the Terms of Certain Financing Arrangements Debenture and Series One Preferred Share” for additional information.

(3)	The Series Four Preferred Share was issued on April 4, 2005.
(4)	Includes technology services commitments and hardware and software operating leases.
(5)	Includes mileage purchase and co-marketing commitments, see “Partner Purchase Commitments” below.
(6)	Cash commitments related to the MilePoint Acquisition include the payments relating to the acquisition.

Elements of the foregoing table are explained in more detail in the following sections.

Commitments Related to the Terms of Certain Financing Arrangements

Debenture and Series One Preferred Share

On April 11, 2006, the common share purchase warrant held by IAC/InterActiveCorp, which was exercisable to acquire up to 102,983,837 common shares, expired unexercised. As a result, Point’s 8% unsecured convertible debentures (the “Debentures”) automatically converted into approximately 18.9 million common shares and the $9.9 million of principal and interest associated with the Debentures has been eliminated. In addition, Point’s Series One Preferred Share automatically converted into one common share, eliminating the significant dividend entitlement that would have been payable to the holders of the Series One Preferred Share in certain events, including a change of control of Points.

However, as at March 31, 2006, The Corporation had outstanding $6 million principal amount Debentures. The original instrument was issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce (“CIBC”) on March 15, 2001 and was subsequently amended and amended and restated prior to the sale thereof by CIBC on April 4, 2005 to a group of investors. On March 29, 2005, the Corporation and the purchasers had entered into a binding agreement pursuant to which the purchasers agreed to purchase the Debentures (in their amended and restated form) from CIBC. As a result, the Debentures were reclassified to long-term liabilities in the Corporation’s unaudited consolidated balance sheet as at March 31, 2005.

Redemption Rights of Series Two and Series Four Preferred Share Holder (collectively the “Preferred Shares”)

Unless the Preferred Shares have been converted at the option of the holder, Points will be required to redeem the Preferred Shares upon the earlier of (i) March 31, 2013, and (ii) a person (other than the holder of the Preferred Shares) acquiring shares of Points sufficient to elect a majority of the board of directors of Points (a “Preferred Share Change of Control”).

In the event of redemption of the Preferred Shares on a Preferred Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) $12,400,000 for the Series Two Preferred Share and $3,454,611 for the Series Four Preferred Share plus (B) a return on that subscription price equal to 7% per annum calculated on a daily basis from the date of issue of the applicable Preferred Share to the date on which the applicable Preferred Share is redeemed and (ii) the product of the number of Underlying Shares and the greater of (A) the weighted average closing price of the common shares on the principal stock exchange on which the common shares then are traded for the 10 days ending on the trading day immediately prior to public announcement of the Preferred Share Change of Control, and (B) the fair market value of the consideration paid per Common Share in the transaction resulting in the Preferred Share Change of Control.

Other Change of Control Event

Upon the occurrence of an event that is a Preferred Share Change of Control, Points may not have sufficient cash to pay the redemption amount on the Preferred Shares. As such, it is unlikely that management would consider a transaction that triggered such a payment unless the transaction provided for such payment.

Partner Purchase Mileage and Other Pre-Paid Expenses

Asset related to mileage purchases as at	March 31 2006	Dec. 31 2005	March 31 2005
Prepaid Mileage	$1,177,684	$1,083,527	$774,027
Sundry assets and other prepaid expenses	899,245	810,078	578,446
Total	$2,076,929	$1,893,605	$1,352,473

As part of the contractual requirements of certain commercial agreements, Points has committed to purchase miles and points from partners at predetermined rates. When purchased, the points are recorded as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use.

A large portion of the current prepaids and sundry assets of the Corporation include prepaid mileage commitments purchased from the Corporation’s partners. Management expects that, in the near term, the prepaid miles may remain approximately the same as an overall percentage of prepaids and sundry assets.

Commitments Related to MilePoint Acquisition

On March 31, 2004, Points completed the acquisition of substantially all of the assets of MilePoint, Inc. (“MilePoint”) (the “MilePoint Acquisition”). The purchase price for the assets of MilePoint was $7.5 million and was satisfied through a combination of $3.5 million in cash (“Acquisition Payable”) and four million Common Shares (worth approximately $4 million at the time of the transaction). An initial $1.9 million was paid in cash on closing, with the balance payable semi-annually over two years. The final cash payment was paid on March 31, 2006. The four million Common shares were issued into escrow on closing and were released to MilePoint in four unequal tranches over two years. The release of Common Shares from escrow was completed on March 31, 2006. To date, professional fees of approximately $420,000 and payments for transition services of $671,653 have been incurred in the transaction and have been capitalized and included in the cost of the purchase. A portion of the Acquisition Payable (short-term and long-term) is interest-free and discounted at the appropriate current market rate. The total discount of $50,000 will be charged to interest expense over the life of the Acquisition Payable.

The impact of the acquisition to Points’ balance sheet in 2004 was an increase to intangible assets of $3,740,000 and goodwill of $3,910,000. The amortization of the assets is based on the estimated life of the acquired assets (i.e., the partner contracts).

The amortization and the balance of the purchased intangible assets are approximately as follows:

Amount in	March 31, 2006
Accumulated Amortization	$1,844,141
Intangible Asset	1,945,859
Goodwill	$4,800,722

The cash cost of the MilePoint Acquisition has been recaptured through the gross new revenue provided by the purchased assets over the 21-month period following March 31, 2004.

Commitments Related to Lease Financing Arrangements

The Corporation has several outstanding operating leases for hardware and its premises.

In the second quarter of 2004, the Corporation signed a 45-month sublease agreement in a larger facility. In exchange for a 27-month lease extension, the landlord advanced the Corporation $107,000 for leasehold improvements (see “Loan Payable” in table below). The Loan Payable is to be repaid over the term of the original sub-lease. Each payment is approximately $2,600 and there are 26 monthly payment periods remaining.

In the first quarter of 2005, the Corporation paid approximately $25,000 for its former office facilities (approximately 8,050 square feet) and $109,000 for its new office facilities (approximately 18,000 square feet). Property lease costs are outlined in the table below. Beginning June 1, 2004, the Corporation was able to complete a sublet arrangement for a portion of the former premises. The sublet covered approximately 25% of the cost of the premises lease that expired in February, 2005.

The projected figures do not include leasehold improvement amounts for Points’ new facilities. Leasehold improvements for the new facilities are included in capital expenditures (see “Capital Resources-Planned Capital Expenditures” below). The operating leases primarily relate to specific office technology and technology service commitments.

Annual Amounts in ($000s)	5 Years or Greater	4-5 Years (2010 to 2011)	1-3 Years (2007 to 2009)	1 Year (2006)
Operating Leases Property lease	$—	$180	$1,080	$377
Technology services commitment	—	22	163	417
Operating Leases Total	$—	$202	$1,243	$794

Loan Payable	$—	$5	$30	$30

CAPITAL RESOURCES

Planned Capital Expenditures

The Corporation expects to incur some modest expenditures related to leasehold improvements needed to continue to maintain the premises.

Capital Expenditures as at	March 31 2006	Dec. 31 2005	March 31 2005
Leasehold Improvements	—	—	—
Technology Development Projects (Various)	250,916	407,121	612,098
Computer Hardware, Software and Other	138,689	231,115	552,450
Total	$389,605	$638,237	$1,164,548

In 2006, the Corporation expects to incur capital expenditures of approximately $1.3 million for fiscal year 2006. The capital expenditures are expected to consist of $330,000 related to computer software and hardware, $850,000 of capitalized costs related to technology development and $120,000 protecting the Corporation’s intellectual/intangible property (filing of patents and trademarks, etc.). Management believes that the hardware and software capital expenditures and continued development of new technologies are necessary to keep the development of the Corporation’s primary technology assets in line with industry standards.

In addition, the Corporation has incurred, and expects to continue to incur, significant capital expenditures related to the development of Points.com. In accordance with CICA Handbook, Sections 3061 and 3062 (GAAP), Web site development costs incurred in the Web site application and infrastructure development are capitalized and subsequently amortized in accordance with the Corporation’s accounting policies. New technology developed subsequent to the launch of Points.com will be capitalized in accordance with the Corporation’s accounting policies and GAAP. Costs to maintain Points.com will be expensed in the period the costs are incurred.

Web site development costs incurred to date and capitalized to the Web site under Property, Plant and Equipment (see page 25 for additional information) consist of employment related costs of $2,433,350 and other direct costs of $175,977.

Fewer costs will be capitalized in 2006 than the costs capitalized in 2005. The expected decrease in the capitalized costs is largely related to the extent to which employment costs for the development of Points.com and Points.com Business Solutions technology development are eligible to be capitalized under GAAP. Actual capitalized expenses for the fiscal year 2005 and the first quarter of 2006 are provided in the table below.

Points.com Development Costs	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006
Employment related costs	$575,786	$382,365	$280,433	$297,726	$168,919
Other direct costs	36,312	7,500	—	—	—
Total	$612,098	$389,865	$280,433	$297,726	$168,919

Management will continue to fund 2006 capital expenditures from its working capital.

Restrictions on Corporate Financing

On April 12, 2006, the Investor’s Rights Agreement dated April 11, 2003 between IAC/InterActiveCorp, Points and an affiliate of IAC/InterActiveCorp, expired, thereby diminishing the IAC/InterActiveCorp’s control over the Corporation’s ability to raise capital. However, the holder of the Series Two Preferred Share and Series Four Preferred Share, an affiliate of IAC/InterActiveCorp retains a veto right over the Corporation’s ability to raise capital by way of the incurrence of debt outside of the ordinary course of business or the creation of any new class or series of securities. In the event that the Corporation requires additional capital, it does not expect any required consent to be unreasonably withheld.

Outstanding Share Data

As at the date hereof, the Corporation has 113,403,325 Common Shares outstanding, one Series Two Preferred Share and one Series Four Preferred Share. Subject to anti-dilution adjustment, the Series Two Preferred Share is convertible into 19,999,105 Common Shares and the Series Four Preferred Share is convertible into 4,504,069 Common Shares.

The Corporation has outstanding options exercisable to acquire up to 4,414,413 Common Shares. The options have exercise prices ranging from $0.22 to $1.37 with a weighted average exercise price of $0.904. The expiration dates of the options range from February 8, 2007 to April 9, 2011.

The Corporation’s subsidiary, Points.com Inc., has outstanding options exercisable to acquire up to 1,793,858 common shares of Points.com. The holders of these options have been granted the right to put the shares acquired on the exercise thereof to the Corporation in return for Common Shares with a fair market value equal to the fair market value so put. The Corporation has used a ratio of 2.5039 Common Shares to one Points.com share for this purpose and has authorized the issuance of up to a maximum of 4,491,638 Common Shares in this regard. The Points.com options have exercise prices ranging from $0.005 to $0.055 with a weighted average exercise price of $0.04. Points.com has outstanding warrants, held by partners that are exercisable for Points.com common shares. The Corporation owns, directly or indirectly, 100% of the outstanding common shares of Points.com. On a fully diluted basis, including the Points.com options described above, the Corporation owns 91.1% of the common shares of Points.com.

The Corporation has outstanding warrants exercisable to acquire up to 906,248 Common Shares. The warrants have an exercise price of $0.83. The expiration date of the warrants is April 4, 2008.

The following table lists the Common Shares issued and outstanding as at May 8, 2006 and the securities that are currently convertible into Common Shares along with the maximum number of Common Shares issuable on conversion or exercise.

	Common Shares	Proceeds on Exercise	Liability Reduction (1)

Common Shares Issued & Outstanding	113,403,325

Convertible Securities
Series Two Preferred Share	19,999,105	$—	$14,760,478
Series Four Preferred Share	4,504,069	—	3,635,978
Broker warrants	906,248	752,186	—
Points International stock options	4,414,413	3,973,330	—
Point.com stock options and liquidity put rights	4,491,638	71,049	—

Sub-Total Convertible Securities	34,315,473	4,796,565	18,396,456

Fully Diluted	147,718,798	4,796,565	18,396,456

Securities Excluded from Calculation

Options available to grant from ESOP (2)	560,496		n/a

Note:

(1)	Liability reduction reflects the value outstanding on the balance sheet as at March 31, 2006.
(2)
On June 24, 2004, the shareholders and the TSX approved the amendment to the Employee Stock Option Plan, whereby the maximum number of Common Shares issuable under the Stock Option Plan was increased by 2,176,524 options. The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised, less the number of stock options granted. At the annual and special meeting of the shareholders of the Corporation to be held on May 11, 2006, the shareholders will vote on a resolution to increase the number of Common Shares issuable under the Employee Stock Option Plan to 14,058,406. See the management information circular dated March 10, 2006 for additional information.

Selected Financial Results and Highlights

The following selected annual information has been prepared in accordance with Canadian GAAP and is reported in Canadian dollars.

Income Statement for the quarter ended	March 31 2006	Dec. 31 2005	March 31 2005
Revenue	$2,839,473	$2,522,704	$2,577,909
General and administrative expenses	3,889,728	3,792,543	3,982,739
Loss before interest, amortization and other deductions (EBITDA) (1)	(1,050,256)	(1,269,839)	(1,404,830)
Net income (loss)	(2,251,212)	(2,852,022)	(2,568,215)
Net income (loss) per share (2) (3)
- basic	($0.02)	($0.03)	($0.04)
- fully diluted	n/a	n/a	n/a

Notes:
(1)	For additional information on this non-GAAP measure, see Page 23, “Liquidity - EBITDA”) of this MD&A.
(2)	In accordance with GAAP, the fully diluted loss per share has not been computed, as the effect would be anti-dilutive.
(3)
In 2004, the Corporation’s loss per share was increased by approximately $0.01 as a result of the requirement to expense stock options granted in 2004 (Section 3870, Stock-Based Compensation and Other Stock-Based Payments of the Canadian Institute of Chartered Accountants Handbook). See Page 11 of the Corporation’s Audited Consolidated Financial Statements Note 3, for additional information on the accounting policy change relating to stock options.

Balance Sheet as at	March 31 2006	Dec. 31 2005	March 31 2005
Cash and short-term investments	$23,129,529	$22,332,025	$19,654,600
Total assets	40,954,384	40,463,226	36,574,828
Total liabilities	49,262,242	46,649,533	47,039,180
CASH DIVIDENDS DECLARED PER SHARE	—	—	—
SHAREHOLDERS EQUITY
capital stock	36,433,649	36,404,342	24,995,529
warrants	2,758,688	2,758,688	2,610,992
contributed surplus	2,179,777	2,079,423	2,001,866
retained earnings	(49,679,971)	(47,428,760)	(40,072,739)
Total	(8,307,858)	$(6,186,307)	$(10,464,352)

The following summary of quarterly results has been prepared in accordance with Canadian GAAP and is reported in Canadian dollars.

Points International Ltd. Summary of Quarterly Results (Unaudited)
Quarter Ended	Revenues	Net Loss	Loss per share(1)
March 31, 2006	$2,839,473	($ 2,251,212)	($ 0.02)
December 31, 2005	$2,522,704	($ 2,852,022)	($ 0.03)
September 30, 2005	$2,372,793	($ 2,534,640)	($ 0.03)
June 30, 2005	$2,554,403	($ 1,969,359)	($ 0.03)
March 31, 2005	$2,577,909	($ 2,568,215)	($ 0.04)
December 31, 2004	$2,162,948	($ 2,334,382)	($ 0.04)
September 30, 2004	$1,978,942	($ 2,103,413)	($ 0.03)
June 30, 2004	$2,032,136	($ 2,246,784)	($ 0.03)

Note: (1) In accordance with GAAP, the fully diluted loss per share has not been computed, as the effect would be anti-dilutive.